June 13, 2006




Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549


Re:  Johnson & Johnson
     Form 10-K for Fiscal Year Ended January 1, 2006
     File No. 1-03215

Dear Mr. Rosenberg:

We have reviewed the comments included in your letter of May 31, 2006 to our Chairman and Chief Executive Officer, Mr. William C. Weldon, and have prepared the following responses. For your convenience, we have included your comments with this letter. Our responses use the same numbering as your letter.

Comment 1: We believe that your disclosure related to estimates that reduce gross pharmaceutical revenue such as rebates, sales incentives, trade promotions, coupons, product returns, chargebacks, and other discounts and allowances could be improved. Please provide us with the following information in a disclosure-type format:

Comment a.: The nature and amount of each accrual at the balance sheet date.

Response:  Johnson & Johnson is a comprehensive and  broadly
based  manufacturer  of health care products.   Accordingly,
the   Company  has  disclosed  all  gross  to  net   revenue
adjustments   for   the   total   Company,   including   the
Pharmaceutical, Medical Devices and Diagnostics and Consumer
segments.   This disclosure can be found in  Schedule  II  -
Valuation and Qualifying Accounts in the Company's Form 10-K for the fiscal year ended January 1, 2006 (the "2005 Form 10-K"). All meaningful adjustments related to reserve balances are disclosed in Schedule II.

Although the Staff did not request our Schedule II disclosure by segment, we believe a segment disclosure is an enhancement and have provided this information in Appendix I to this letter. The Company believes that this is more relevant than providing the components of accrued rebates, returns and promotions, as meaningful adjustments are already disclosed in Schedule II. The $0.3 billion decrease in accrued rebates, returns and promotions between fiscal 2004 and fiscal 2005 included in Schedule II was due to:

Reserve  reductions resulting from lower sales  and  program
changes for various Pharmaceutical products        $(0.2) billion

Reserve increases resulting from increased sales and program changes for various Consumer and Medical Devices & Diagnostics
products                                              0.1 billion

Disclosed  adjustment  to previously estimated  performance-
based rebate allowances in managed care contracts   (0.2) billion

Total decrease in rebates/managed care allowances  $(0.3) billion

Sales returns and promotions allowances remained flat at approximately $1.0 billion at the end of fiscal 2004 and 2005.

Schedule II detailed by segment will be provided in future filings beginning in the Company's Form 10-K for the fiscal year ending December 31, 2006 (the "2006 Form 10-K").

Comment b: The factors that you consider in estimating each accrual. Discuss all material assumptions such as, but not limited to, historical product returns, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

Response:     As   disclosed  on  page  36  in  Management's
Discussion  and  Analysis  of  Results  of  Operations   and
Financial Condition in Exhibit 13 of the Company's 2005 Form
10-K-:

Rebates

Rebates, the largest being the Medicaid rebate provision, are estimated based on sales terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third party sell-through and market research data, as well as internally generated information.

Returns

Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales returns accruals.

The Company will expand its Critical Accounting Policies in its 2006 Form 10-K to include the following:

Anticipated levels of returns associated with products are calculated using historical experiences with similar products, past product introductions, levels of inventory in the distribution channel, and market sales projections. These factors vary by product and by market. The Company monitors the level of inventory in the distribution channel principally on information received from the major wholesalers under contractual arrangements.

Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the
year  incurred.  Continuing   promotional   programs  include
coupons  and  volume-based   sales  incentive programs.  The
redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold.

Comment c: To the extent that information you consider in b is quantifiable, provide both quantitative and qualitative information and discuss to what extent information is from external sources; such as end-customer prescription demand, third-party market research data, wholesaler inventory levels, etc. For example, in discussing your estimate of potential product returns please explain, preferably by major product and in tabular format, the total amount of products in sales dollars that could potentially be returned as of the balance sheet date.

Response: Sales Returns Allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. The reserve for sales returns for the Pharmaceutical segment was $287 million at January 1, 2006 and $265 million at January 2, 2005. The reserve for sales returns for the Medical Devices and Diagnostics segment was $170 million at January 1, 2006 and $134 million at January 2, 2005. The reserve for sales returns for the Consumer segment was $78 million at January 1, 2006 and $58 million at January 2, 2005. A similar process is used among all three segments to calculate the required reserve levels. Any reserve adjustments resulting from meaningful product recalls would be disclosed in the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition in the Company's future Form 10-Q and/or 10-K filings.

Rebates, the largest being the Medicaid rebate provision, are estimated based on sales terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third party sell-through and market research data, as well as internally generated information.

Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales returns accruals. Anticipated levels of returns associated with products are calculated using historical experiences with similar products, past product introductions, levels of inventory in the distribution channel, and market sales projections. These factors vary by product and by market. The Company monitors the level of inventory in the distribution channel principally on information received from the major wholesalers under contractual arrangements.

Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the
year  incurred.  Continuing   promotional   programs  include
coupons  and  volume-based   sales  incentive programs.  The
redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold.

Comment d: The effect that reasonably likely changes to your assumptions could have on your financial statements. In this regard, please quantify the reasonably likely change in your assumptions and the dollar impact it would have on your recognized reserves.

Response: The Company currently discloses the impact of changes to assumptions in the quarter in which there is a financial statement impact. As disclosed on page 30 in
Management's Discussion and Analysis of Results of Operations and Financial Condition in Exhibit 13 of the Company's 2005 Form 10-K, Pharmaceutical segment sales in fiscal 2005 and 2004 included a benefit from adjustments related to previously estimated performance-based rebate allowances and managed care contracts. These adjustments were less than 1.0% of sales in both years. Please note that the impact on total Company sales was less than 0.4% of sales in both years. Additionally, Schedule II - Valuation and Qualifying Accounts included in the 2005 Form 10-K notes that these adjustments were $186 million in fiscal 2005 and $170 million in fiscal 2004.

The Company has not recorded any meaningful adjustments to the reserves for returns or promotions due to a change in assumptions.

In the unlikely event that there is a 1.0% change in assumptions, across all segments of the Company's business and all in the same direction, there would be an approximately $55 million before tax impact on the reserve for rebates, returns and promotions.

Comment e: A roll forward of the accrual for each estimate for each period presented showing the following:

	Beginning balance,

	Current provision related to sales made in the current period,

	Current provision related to sales made in prior periods,

	Actual returns or credits in current period related to sales made in current period,

	Actual returns or credits in current period related to sales made in prior periods, and

	Ending balance.

Response: The accrual roll forward requested has been disclosed in Schedule II - Valuation and Qualifying Accounts in the Company's 2005 Form 10-K, which is also provided in Appendix I to this letter. Please note that footnotes 2 and 3 include the impact of a change in prior year estimates on current year accruals.

Comment f: If applicable, any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

Response: The Company does not have a practice of providing incentives to wholesalers to hold inventory in excess of the wholesalers ordinary course of business inventory level. In fact, the Company instructs its businesses not to engage in this practice. Additionally, there is a financial disincentive for wholesalers to elect to hold excess inventory. The Company believes that in the United States, the Company's trade inventory levels are among the lowest in the industry.

Comment g: Regarding your discussion of results of operations for the period to period variations in revenue, include the amount of and reason for fluctuations for each type of reduction of gross revenue, including the effect that changes in your estimates of these items had on your revenues and operations.

Response:    As   disclosed  on  page  30  in   Management's
Discussion  and  Analysis  of  Results  of  Operations   and
Financial Condition in Exhibit 13 of the Company's 2005 Form 10-K, Pharmaceutical segment sales in fiscal 2005 and 2004 included a benefit from adjustments related to previously estimated performance-based rebate allowances and managed care contracts. These adjustments were less than 1.0% of sales in both years. Please note that the impact on total Company
sales   was   less  than  0.4%  of  sales  in  both   years.
Additionally,   Schedule  II  -  Valuation  and   Qualifying
Accounts included in the 2005 Form 10-K notes that these adjustments were $186 million in fiscal 2005 and $170
million   in   fiscal  2004.   There  were  no   significant
adjustments experienced by the Consumer and Medical Devices and Diagnostics segments.

The Company believes that the period to period variation in revenue, resulting from fluctuations for each type of reduction of gross revenue was not significant.

If  you  have any questions or comments, please call  me  at
(732)   524-3737   or   Phil  Savas,   Assistant   Corporate
Controller, Financial Reporting and Analysis at  (732)  524-
3566.


                                        Sincerely,



                                        Stephen J. Cosgrove
					Vice President,
					Corporate Controller


Att: Appendix I

CC:  W. C. Weldon
     R. J. Darretta
     P. A. Savas
     M. H. Ullmann




Appendix I - Page 1 of 4

                   JOHNSON & JOHNSON AND SUBSIDIARIES
             SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Fiscal Years Ended January 1, 2006, January 2, 2005 and December 28, 2003
                          (Dollars in Millions)

                            Balance
                              at				   Balance at
                           Beginning                   Payments/       End
                           of Period    Accruals        Other       of Period

2005
Accrued rebates, returns
and promotions (1)      $     2,785       7,798 (2)   (8,095)        2,488

Reserve for doubtful
accounts                        206          19          (61)          164

Reserve for cash
discounts                        62         861         (866)           57

                        $     3,053       8,678       (9,022)        2,709

2004
Accrued rebates, returns
and promotions (1)      $     2,622       7,514 (3)   (7,351)        2,785

Reserve for doubtful
accounts                        192          29          (15)          206

Reserve for cash
discounts                        55         736         (729)           62

                        $     2,869       8,279       (8,095)        3,053

2003
Accrued rebates returns
and promotions (1)      $     2,035       5,850       (5,263)        2,622

Reserve for doubtful
accounts                        191          28          (27)          192

Reserve for cash
discounts                        62         597         (604)           55

                        $     2,288       6,475       (5,894)        2,869

(1) Includes reserve for customer rebates of $471 million, $488 million and $314 million at January 1, 2006, January 2, 2005 and December 28, 2003, respectively.
(2) Includes $186 million related to previously estimated performance-based rebate allowances in managed care contracts.
(3) Includes $170 million related to previously estimated performance-based rebate allowances in managed care contracts.



Appendix I - Page 2 of 4

          JOHNSON & JOHNSON AND SUBSIDIARIES - CONSUMER SEGMENT
             SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Fiscal Years Ended January 1, 2006, January 2, 2005 and December 28, 2003
                          (Dollars in Millions)

                            Balance
                              at                                   Balance at
                           Beginning                   Payments/       End
                           of Period    Accruals        Other       of Period

2005
Accrued rebates, returns
and promotions (1)      $       344       2,181       (2,131)         394

Reserve for doubtful
accounts                         37           3           (5)          35

Reserve for cash
discounts                        13         286         (286)          13

                        $       394       2,470       (2,422)         442

2004
Accrued rebates, returns
and promotions (1)      $       330       2,064       (2,050)         344

Reserve for doubtful
accounts                         41           5           (9)          37

Reserve for cash
discounts                        16         180         (183)          13

                        $       387       2,249       (2,242)         394

2003
Accrued rebates, returns
and promotions (1)      $       322       1,504       (1,496)         330

Reserve for doubtful
accounts                         38           9           (6)          41

Reserve for cash
discounts                        21         139         (144)          16

                        $       381       1,652       (1,646)         387

(1) Includes reserve for customer rebates of $33 million, $26 million and $18 million at January 1, 2006, January 2, 2005 and December 28, 2003, respectively.



Appendix I - Page 3 of 4

       JOHNSON & JOHNSON AND SUBSIDIARIES - PHARMACEUTICAL SEGMENT
             SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Fiscal Years Ended January 1, 2006, January 2, 2005 and December 28, 2003
                          (Dollars in Millions)

                            Balance
                              at                                    Balance at
                           Beginning                   Payments/       End
                           of Period    Accruals        Other       of Period

2005
Accrued rebates, returns
and promotions (1)      $     1,971       3,175 (2)   (3,580)        1,566

Reserve for doubtful
accounts                         59         (5)          (18)           36

Reserve for cash
discounts                        37         407         (415)           29

                        $     2,067       3,577       (4,013)        1,631

2004
Accrued rebates, returns
and promotions (1)      $     1,964       2,999 (3)   (2,992)        1,971

Reserve for doubtful
accounts                         56           3             0           59

Reserve for cash
discounts                        28         404         (395)           37

                        $     2,048       3,406       (3,387)        2,067

2003
Accrued rebates, returns
and promotions (1)      $     1,447       2,154       (1,637)        1,964

Reserve for doubtful
accounts                         60           2           (6)           56

Reserve for cash
discounts                        30         343         (345)           28

                        $     1,537       2,499       (1,988)        2,048

(1) Includes reserve for customer rebates of $172 million, $229 million and $115 million at January 1, 2006, January 2, 2005 and December 28, 2003, respectively.
(2) Includes $186 million related to previously estimated performance-based rebate allowances in managed care contracts.
(3) Includes $170 million related to previously estimated performance-based rebate allowances in managed care contracts.



Appendix I - Page 4 of 4

   JOHNSON & JOHNSON AND SUBSIDIARIES - MEDICAL DEVICES & DIAGNOSTICS
                                 SEGMENT
             SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Fiscal Years Ended January 1, 2006, January 2, 2005 and December 28, 2003
                          (Dollars in Millions)

                            Balance
                              at                                   Balance at
                           Beginning                   Payments/       End
                           of Period    Accruals        Other       of Period

2005
Accrued rebates, returns
and promotions (1)      $       470       2,442       (2,384)         528

Reserve for doubtful
accounts                        110          21          (38)          93

Reserve for cash
discounts                        12         168         (165)          15

                        $       592       2,631       (2,587)         636

2004
Accrued rebates, returns
and promotions (1)      $       328       2,451       (2,309)         470

Reserve for doubtful
accounts                         95          21           (6)         110

Reserve for cash
discounts                        11         152         (151)          12

                        $       434       2,624       (2,466)         592

2003
Accrued rebates, returns
and promotions (1)      $       266       2,192       (2,130)         328

Reserve for doubtful
accounts                         93          17          (15)          95

Reserve for cash
discounts                        11         115         (115)          11

                        $       370       2,324       (2,260)         434

(1) Includes reserve for customer rebates of $266 million, $233 million and $181 million at January 1, 2006, January 2, 2005 and December 28, 2003, respectively.